PARK DENTAL PARTNERS, INC.

2200 County Road C West, Ste. 2210

Roseville, Minnesota 55113

November 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Division of Corporation Finance

Attn:	Katherine Bagley

Re:	Park Dental Partners, Inc.
Registration Statement on Form S-1, as amended (Withdrawal of Prior Acceleration Request and Renewed Request for Acceleration under Rule 461)
File No. 333-290001

Ladies and gentlemen:

We refer to (i) the registration statement on Form S-1 (File No. 333-290001) (as amended, the “Registration Statement”) of Park Dental Partners, Inc. (the “Company”) and (ii) our letter to you dated November 25, 2025 (the “Prior Acceleration Request”), in which we joined in the request of the Company to accelerate the effective date of the Registration Statement to 4:00 p.m., Eastern Time, on November 25, 2025, or as soon thereafter as practicable, or at such later time as the Company or its counsel may have requested via telephone call to the staff. We hereby withdraw the Prior Acceleration Request.

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Northland Capital Markets Inc., as Representative of the several Underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on December 1, 2025, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many “E-red” copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you,

NORTHLAND CAPITAL MARKETS, INC.

By:	/s/ Jeff Peterson
Name:	Jeff Peterson
Title:	Head of Investment Banking